Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: February 15, 2018

The following is a letter sent to employees of RELX PLC and RELX NV on February 15, 2018.

Message from Erik Engstrom: RELX Group

announces 2017 Results

Dear colleagues,

This morning RELX Group announced results for 2017. Our positive performance continued through the year with good underlying revenue growth of 4 percent, and all four business areas delivering underlying revenue and profit growth.

Scientific, Technical & Medical grew 2 percent. We further leveraged our information analytics capabilities with the launch of Funding Institutional, which helps institutions navigate the funding environment, and Topic Prominence, which showcases fast-moving research areas. We bought bepress, which enhances our abilities in organising and sharing research, while the purchase of Plum Analytics helps researchers and institutions bolster the impact of research. Submissions and publication of journal articles continued to grow strongly. ClinicalKey and associated tools continued to expand globally, providing decision-making clinicians and faculty with high value analytics. We acquired Via Oncology which extends our decision support capabilities in cancer care management. We launched a new version of HESI, which helps nursing schools and educators analyse and improve student performance. We forged more high profile partnerships, including a Harvard University data science project and a Lancet Oncology Commission on US research priorities as part of the White House Cancer Moonshot initiative.

Risk & Business Analytics grew 8 percent. In insurance, more than 425 agencies have saved more than $48m using LexisNexis Desk Officer Reporting System, part of Coplogic Solutions. In government, Accurint Virtual Crime Center (AVCC) already processes data from over 1,300 law enforcement agencies to help make communities safer, while the Florida Department of Children and Families has stopped more than $843m of food stamp fraud since 2013 through our identity management solutions. In healthcare, we announced a strategic partnership with Sharecare, a health and wellness engagement platform founded by Jeff Arnold (WebMD) and Dr Mehmet Oz, which currently touches 68m consumers and 4,700 hospitals/practices. In data services, Accuity delivered strong growth fuelled by the success of its risk portfolio. FlightGlobal made good progress on the development of data analytics with the launches of Tracked Utilisation and Passenger Experience services. In January this year, we announced the acquisition of San Jose-based ThreatMetrix, a leader in the global risk-based authentication sector, in support of business services’ strategy to extend our high-value data and analytic capabilities. This month we announced our intention to acquire SST Solutions, a US precision farming solutions company.

Legal grew 2 percent. We continued to build analytics capabilities by acquiring Ravel Law, which uses artificial intelligence, natural language processing, and machine learning to mine published case opinions to help litigators uncover insights and build arguments for use in court. In early 2018, the migration of US customers’ usage to Lexis Advance was substantially completed, and we launched Lexis Answers, which uses artificial intelligence to interpret the nature of a user’s legal search query to provide concise, authoritative answers. In the UK, we launched the alpha version of Lexis Advance, and the Lexis Library legal research solution saw its highest Net Promoter Score to date. Lexis Advance launched in New Zealand, and new Practical Guidance modules were introduced in India, China and Southeast Asia. JurisData Analytics is the first predictive analytics service on case law to be launched in France, and in South Africa we introduced Time Select packages for small to mid-sized law firms enabling them to purchase bundles of research time on Lexis Library.

Exhibitions grew 6 percent. We launched 36 new events and completed several acquisitions including MCM Comic Con in the UK, Café Seoul in South Korea and Australia’s Fitness Show. In our Pop Culture sector, PAX launched a new concept gaming event, PAX Unplugged for table top games and Comic Con Seoul was launched in Korea. In B2B, Oceanology International was cloned with a launch into the US, MIPIM expanded its footprint with the launch of MIPIM Property Tech Summit in New York City and our Esports BAR brand extended from Cannes to Miami. Our focus on increasing customer value continued with more than 1m customers around the world engaged in our strategic matchmaking programme, the successful debut of our new digital platform and growth of our global Customer Panel to more than 2,000 individuals, who have committed to help in development of new online products and capabilities.

This morning we also announced we intend to further simplify our corporate structure, moving to a single parent company. Our corporate structure has evolved over time, and this simplification follows the significant measures made in 2015. There will be no change to the locations, activities, or staffing levels of RELX Group or its four business areas as a result of these measures.

During 2017, our businesses continued to deliver well. As we continue to execute our strategy, I am confident we will build on these results during 2018.

I would like to thank you for all your efforts as we remain committed to serving our customers and accelerating growth across RELX Group.

Kind regards,

Erik Engstrom

CEO

Email sent by corporate.communications@relx.com

Distributed to: All employees. For internal use only

More information

•  Watch a video of Nick Luff, Chief Financial Officer, explaining the results here

•  Read the full press release

•  Visit the Results page on our website for more detailed information on the results and to watch the webcast of the investor presentation (09:00hrs GMT)

•  Download RELX Group’s updated Fast Facts - key information on one sheet of paper

Because the simplification will involve the offer of securities in the US, we are required by US securities law to include the following note on all communications relating to the simplification:

CAUTIONARY NOTE

This Announcement does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this Announcement. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus is expected to be made available to shareholders on RELX Group’s website (www.relx.com) in due course.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In addition to the prospectus to be made available to shareholders, RELX PLC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include the prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the Simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.